THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

April 23, 2010

VIA EDGAR (Correspondence Filing)

Mr. Vince DiStefano U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Stewart Capital Mutual Funds (the “Registrant”)

Post-Effective Amendment No. 5

File Nos. 333-137670; 811-21955

Dear Mr. DiStefano:

On behalf of the Registrant, this letter responds to the comments you provided to Lynee Hicks with respect to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement filed with respect to the Stewart Capital Mid Cap Fund (the “Fund”).  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1:

In the “Fund Summary, Fund Fees and Expenses” section, the last sentence of the first paragraph indicates that more information regarding “How to Buy Fund Shares” can be found on a certain page of the Prospectus.  If this information can also be found in the Statement of Additional Information, please indicate as much in the same sentence.

Response:

The disclosure has been revised as follows:

“More information about these and other discounts is available from your financial professional and in How to Buy Fund  Shares on page [_] of the Fund’s Prospectus and in Further Information on Purchase of Shares on page [__] of the Fund’s Statement of Additional Information.”

Comment 2:

In the “Annual Fund Operating Expenses” table of the “Fund Summary, Fund Fees and Expenses” section, please delete the word “Less” from the “Less: Expense Reduction/Reimbursement” row and please revise the “Net Annual Fund Operating Expenses” row to read: “Total Annual Fund Operating Expenses after Expense Reduction/Reimbursement.”

Response:	The disclosure has been revised as requested.
Comment 3:

In footnote number 1 in the “Annual Fund Operating Expenses” table, please delete the following disclosure:

“Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.”

Response:	The disclosure has been revised as requested.

Comment 4:	In the “Example,” please indicate to the Staff whether the expense ratio net of expense reduction/reimbursement is being used only for the one year expense example.
Response:	The Registrant has confirmed that the expense ratio net of expense reduction/reimbursement is being used only for the one year expense example.
Comment 5:

In the “Fund Summary, Principal Investment Strategies” section, please clarify whether the Fund will invest 80% of its total assets in equity securities or 80% of its net assets plus borrowings in equity securities.

Response:

The disclosure has been revised as follows:

“Under normal market conditions, the Fund invests at least 80% of its ~~total~~ net assets plus borrowings in equity securities of mid-capitalization companies.”

The disclosure relating to the 80% investment policy has also been revised in the Statement of Additional Information.

Comment 6:

In the “Fund Summary, Principal Investment Strategies” section and the “Additional Information on Investment Objective, Investment Strategies and Related Risks” section, please describe the types of equity securities in which the Fund will invest.

Response:

The following disclosure has been added to the “Fund Summary, Principal Investment Strategies” section and the “Additional Information on Investment Objective, Investment Strategies and Related Risks” section:

“The equity securities in which the Fund invests consist primarily of common stock.”

Comment 7:

In the “Fund Summary, Principal Strategies” section and the “Additional Information on Investment Objective, Investment Strategies and Related Risks” section, please disclose any limits on the market capitalization range of the equity securities instruments in which the Fund invests.

Response:

The Prospectus currently states that the Fund will invest at least 80% of its net assets in the equity securities of mid-capitalization companies, which the Advisor defines as those companies that fall within the market capitalization range of companies within the Russell Midcap Index.  The Prospectus also discloses the market capitalization ranges of companies in the Russell Midcap Index as of March 31, 2010.  Therefore, the Registrant believes that additional disclosure regarding the limits on the market capitalization ranges of the equity securities is unnecessary because any investment in small or large capitalization companies would be very limited and not a part of the Fund’s principal investment strategy.

Comment 8:

In the “Fund Summary, Principal Investment Strategies” section, the last sentence of the first paragraph (and the corresponding sentence in the “Additional Information on Investment Objective, Investment Strategies and Related Risks” section) indicates that the “market capitalization of companies in the Russell Midcap Index ranged from approximately $[__] million to $[__] billion…”.  It appears inappropriate that the lower end of the range of mid capitalization companies would have a capitalization in the millions as typically any company with a capitalization below $1 billion would be considered a small capitalization company.  Please revise the disclosure to address this apparent inconsistency.

Response:

The Russell Midcap Index is a widely accepted and commonly used measure of the performance of the mid-cap segment of the U.S. equity universe.  Therefore, the Registrant believes that the Index is a logical and appropriate benchmark for the Fund.  While the Index is reconstituted annually, the capitalizations of the companies that comprise the Index will vary over the course of time.  Therefore, the disclosure will continue to reflect that the low end of the range of companies that comprise the Index is in the millions, but has been revised as follows:

“As of ~~April [__],~~March 31, 2010, market capitalizations of companies in the Russell Midcap Index ranged from approximately $~~[__]~~218 million to $~~[__]~~17.75 billion with an average market capitalization of $~~[__]~~6.81 billion.”

Comment 9:

In the third full paragraph of the “Fund Summary, Principal Investment Strategies” section (and the corresponding sentence in the “Additional Information on Investment Objective, Investment Strategies and Related Risks” section), the disclosure indicates that “[t]he Fund may invest in foreign companies…” (emphasis added).  The “Principal Investment Strategies” section should only contain disclosure regarding the Fund’s principal investment strategies, not disclosure regarding strategies the Adviser may employ.  Please replace the word “may” to reflect that investment in foreign companies is part of the Fund’s principal investment strategy if this is the case or delete the disclosure from the “Fund Summary, Principal Investment Strategies” section if investment in foreign companies is not a part of the Fund’s principal investment strategy.

Response:	The disclosure has been revised as follows: “The Fund ~~may~~will invest in foreign companies…”
Comment 10:

The fourth full paragraph in the “Fund Summary, Principal Investment Strategies” section indicates that the depositary receipts in which the Fund invests can include ADRs and EDRs.  If EDRs are a part of the Fund’s principal investment strategy, please add disclosure describing these instruments.

Response:

The  Fund does not invest in EDRs and therefore the disclosure has been revised as follows:

“Depositary receipts, which can include ADRs, represent ownership of securities in foreign companies and are held in banks and trust companies.  ~~They can include ADRs and EDRs.~~”

Comment 11:

Is the “Focused Portfolio Risk” in the “Fund Summary, Principal Risks” section and the “Additional Information on Investment Objective, Investment Strategies and Related Risks” section meant to indicate that the Fund is a non-diversified fund?  If so, please revise the disclosure to explicitly state so.  If not, please revise the disclosure to clarify that the Fund is not a non-diversified fund.

Response:

The disclosure has been revised as follows.

“Although the Fund is a diversified fund, ~~B~~because the Fund invests in a limited number of companies, it may have more risk because changes in the value of a single security may have a more significant effect, either negative or positive, on the Fund’s net asset value.”

Comment 12:

In the “Fund Summary, Principal Risks” section and the “Additional Information on Investment Objective, Investment Strategies and Related Risks” section, please re-label the risk factor labeled “Style Risk,” which appears to disclose the risks associated with investing in mid cap companies.

Response:	The “Style Risk” risk factor has been re-labeled “Mid Cap Risk” as requested.
Comment 13:	The Fund’s investment style appears to have elements of value investing. Please include a risk factor regarding the risks associated with value investing.
Response:

The following disclosure has been added to the “Fund Summary, Principal Risks” section and the “Additional Information on Investment Objective, Investment Strategies and Related Risks” section:

“Value Investing Risk.  Value investing attempts to identify companies selling at a discount to their intrinsic value.  Value investing is subject to the risk that a company’s intrinsic value may never be fully realized by the market or that a company judged by the Adviser to be undervalued may actually be appropriately priced.”

Comment 14:	In the first paragraph of the “Fund Summary, Fund Performance” section, please include the disclosure required by Item 4(b)(2)(i) regarding the variability of the Fund’s returns.
Response:

The disclosure has been revised as follows:

“The performance information that follows ~~gives~~illustrates the variability of the Fund’s returns, which provides some indication of the risks of investing in the Fund. The bar chart shows changes in the Fund’s performance during each full calendar year since the Fund’s inception, and the table compares the Fund’s average annual returns ~~to~~over time with those of a broad measure~~s~~ of market performance.”

Comment 15:	If applicable, please include a statement that updated performance information is available and provide the website and phone number that be accessed to obtain the information.
Response:	The following disclosure has been added to the “Fund Summary, Fund Performance” section: “For performance data current to the most recent month-end, please call (toll-free) (877) 420-4440.”
Comment 16:	Please revise footnote 1 to the “Average Annual Total Returns” table in the “Fund Summary, Performance” section to delete the footnote references and leave the text as narrative text.
Response:	The footnote references have been deleted as requested and the text retained as narrative text.
Comment 17:	In the “Fund Summary, Purchase and Sale of Fund Shares” section, please add disclosure regarding the procedures for redemption.
Response:

The following disclosure has been added to the “Fund Summary, Purchase and Sale of Fund Shares” section:

“You may redeem all or a portion of your shares on any business day.  Shares of the Fund are redeemed at the next NAV calculated after your redemption request is received in good order.”

Comment 18:	In the “Fund Summary, Purchase and Sale of Fund Shares” section, please add disclosure regarding the Fund’s minimum subsequent investment:
Response:	The disclosure has been revised as follows: “The minimum initial investment is $1,000 and the minimum subsequent investment is $100.”
Comment 19:	In the “Fund Summary, Tax Information” section, please delete the following clause: “…whether you reinvest your distributions in additional Fund shares or receive them in cash…”
Response:	The disclosure has been revised as requested.
Comment 20:

In the “Additional Information on Investment Objective, Investment Strategies and Related Risks; Certain Non-Principal Investment Strategies and Techniques and Related Risks” section, if the Fund will experience high portfolio turnover, please disclose and associated risks.

Response:	The Fund has not historically experienced high portfolio turnover and therefore the Registrant declines to add disclosure regarding the risks associated with high portfolio turnover at this time.
Comment 21:

In the “Additional Information on Investment Objective, Investment Strategies and Related Risks; Illiquid and Restricted Securities” section, please include disclosure regarding the legal basis for the following statement and clarify the meaning of the statement:

“Certain restricted securities that are eligible for resale to qualified institutional purchasers may not be subject to that limit.”

Response:

The sentence has been deleted and the heading changed to “Illiquid Securities.”  In addition, all references to “restricted securities” have been deleted from this section as this is not a mandatory limitation for such securities.  These changes are consistent with the Fund’s fundamental policies

Comment 22:	In the “Pricing of Fund Shares” section, please add disclosure regarding how the Fund will price EDRs.
Response:	The Fund does not invest in EDRs and therefore the disclosure in “Pricing of Fund Shares” has not been revised.
Comment 23:	In the “How to Redeem Fund Shares” section, please revise the disclosure to indicate that the reference to “seven” is meant to indicate seven business days (as opposed to seven regular days).
Response:	The disclosure has been revised as follows: “Payment is typically made within two business days of receipt of a valid redemption request, but may take up to seven business days.”
Comment 24:	In the “Financial Highlights” section, please conform the narrative text to Item 13 of the Form N-1A.
Response:

The disclosure has been revised as follows:

“~~This~~The financial highlights table ~~describes~~is intended to help you understand the Fund’s financial performance for the ~~fiscal years indicated. “Total return” shows how much your investment in the Fund would have increased (or decreased) during each period, assuming you had reinvested~~period of the Fund’s operations.  Certain information reflects financial results for a single Fund share.  The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions~~. The financial statements for the fiscal year ended December 31, 2009 have been audited by ____________________, an independent registered public accounting firm, whose report on~~).  The information for the period ended December 31, 2009 has been audited by BBD, LLP, whose report, along with the Fund’s financial statements ~~containing the financial highlights is~~, are included in the annual report, which is available upon request.  Earlier fiscal years were audited by another firm.”

Statement of Additional Information

Comment 1:

The following sentence, which appears in the last sentence of the first paragraph of the “Investment Strategies and Risks” section, is not universally true and should either be deleted or qualified to clarify that it does not apply to borrowing or illiquid securities:

“If a percentage restriction or limitation is met at the time of investment, a later increase or decrease in the percentage due to a change in the value or liquidity of portfolio securities will not be considered a violation of the restriction or limitation.”

Response:

The disclosure has been revised as follows:

“Except in the case of borrowings or illiquid securities, ~~I~~if a percentage restriction or limitation is met at the time of investment, a later increase or decrease in the percentage due to a change in the value or liquidity of portfolio securities will not be considered a violation of the restriction or limitation.”

General

Comment 1:	Please provide a statement in response to the generic “Tandy” comments.
Response:

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/S/ Thompson Hine LLP

Thompson Hine LLP

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